SUB-ITEM 77M:  Mergers
A special meeting (Meeting) of the shareholders of Federated Fund for U.S. Government Securities, Inc. (Trust) was held at 5800 Corporate Drive, Pittsburgh, Pennsylvania 15237-7000, at 2:00 p.m. (Eastern time), on October 4, 2002.
At the Meeting, shareholders approved an Agreement and Plan of Reorganization between the Trust and Federated Income Securities Trust, on behalf of its series, Federated Fund for U.S. Government Securities (New Fund), whereby the New Fund would acquire all of the assets of the Trust in exchange for shares of the New Fund to be distributed pro rata by the Trust to its shareholders in complete liquidation and termination of the Trust (Reorganization). As a result, effective October 7, 2002, each shareholder of the Trust became the owner of New Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Trust.
The Board of Trustees, at its meeting on June 28, 2002, unanimously voted to approve the Reorganization.
The Agreement and Plan of Reorganization for this reorganization is hereby incorporated by reference from the definitive Proxy Statement filed with the SEC on August 6, 2002.
Form N-8f, an Application for Deregistration of Investment Companies, was filed with the SEC on behalf of the Trust on December 6, 2002.